SMARTSODA HOLDINGS, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Board of Directors of
SmartSoda Holdings, Inc.

Beachwood, Ohio

We have reviewed the accompanying financial statements of SmartSoda Holdings, Inc. (the “Company”), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders’ equity (deficit), and cash ﬂows for the years ending December 31, 2020, and December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's ﬁnancial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the ﬁnancial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the ﬁnancial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modiﬁcations that should be made to the accompanying ﬁnancial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

April 27, 2021

Los Angeles, California

SMARTSODA HOLDINGS, INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)
ASSETS
Current Assets:
Cash, cash equivalents & restricted cash	$ 243,091	$ 25,710
Accounts receivable	215,787	160,770
Inventory	16,584	12,770
Total current assets	475,462	199,250

Property and equipment, net	4,884	5,609

Total assets	$ 480,347	$ 204,859

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 2,250	$ 2,250
Other current liabilities	19,197	15,407
Total current liabilities	21,447	17,657

Notes payable	164,275	-
Deferred tax liability	-	2,403
Total liabilities	185,722	20,060

STOCKHOLDERS' EQUITY
Common Stock	2,128	2,043
Preferred Stock	40	-
Additional Paid in Capital	477,312	179,677
Equity issuance costs	(4,609)	(4,609)
Retained earnings/(Accumulated Deficit)	(180,246)	7,688

Total stockholders' equity	294,625	184,799

Total liabilities and stockholders' equity	$ 480,347	$ 204,859

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)
Net revenue	$ 806,344	$ 334,032
Cost of goods sold	455,821	90,087
Gross profit	350,523	243,945

Operating expenses
General and administrative	354,845	195,133
Sales and marketing	186,015	39,022
Total operating expenses	540,860	234,155

Operating income/(loss)	(190,337)	9,790

Interest Income	-	(301)
Income/(Loss) before provision for income taxes	(190,337)	10,091
Provision/(Benefit) for income taxes	(2,403)	2,403

Net income/(Net Loss)	$ (187,934)	$ 7,688

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

For Fiscal Year Ended December 31, 2020
	Common Stock Class A		Preferred Stock		Additional Paid in Capital	Receivable	Equity Issuance Costs		Total
						from		Accumulated	Stockholders’
	Shares	Amount	Shares	Amount		Stockholders		Deficit	Equity

Inception—February 15, 2019		$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares	20,429,000	2,043	-	-	-		-	-	2,043
Contribution	-	-	-	-	179,327		-	-	179,327
Equity issuance costs	-	-	-	-	-		(4,609)	-	(4,609)
Net income/(loss)	-	-	-	-			-	7,688	7,688
Balance—December 31, 2019	20,429,000	$ 2,043	-	$ -	$ 179,327	$ -	$ (4,609)	$ 7,688	$ 184,449
Issuance of shares	851,585	85	400,000	40	297,985		-	-	298,110
Equity issuance costs	-	-	-	-	-		-	-	-
Net income/(loss)	-	-	-	-	-		-	(187,934)	(187,934)
Balance—December 31, 2020	21,280,585	$ 2,128	400,000	$ 40	$ 477,312	$ -	$ (4,609)	$ (180,246)	$ 294,625

SMARTSODA HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)	$ (187,934)	$ 7,688
Depreciation	725	725
Deferred tax provision	(2,403)	2,403
Adjustments to reconcile net income to net cash provided/(used) by operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(55,017)	(160,770)
Inventory	(3,814)	(12,770)
Accounts payable	-	2,250
Other current liabilities	3,565	15,407
Net cash provided/(used) by operating activities	(244,878)	(145,067)

Net cash provided/(used) in investing activities
Purchase of Property and Equipment	-	(6,334)
Net cash provided/(used) in investing activities	-	(6,334)

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing on loans (SBA - PPP & EDIL)	164,275
Issuance of common stock	-	2,043
Equity issuance costs	-	(4,609)
Proceeds from issuance of shares	297,985	179,677
Net cash provided/(used) by financing activities	462,260	177,111

Change in cash	217,381	25,710
Cash, cash equivalents, and restricted cash—beginning of year	25,710	-
Cash, cash equivalents, and restricted cash—end of year	$ 243,091	$ 25,710

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.NATURE OF OPERATIONS

SmartSoda Holdings, Inc. was formed on February 15, 2019 (“Inception”) in the State of Delaware.   The financial statements of SmartSoda Holdings, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda’s exclusive rent-to-own program allows commercial customers to serve their patrons the industry’s premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Account Receivables

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and December 31, 2019, the company had no allowance for doubtful accounts against such.

Inventory

Inventories consist primarily of consist primarily of finished goods smart sodas and water dispensers. Inventories are recorded using a combination of FIFO and average method. The following is the composition of the inventory:

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

As of Year Ended December 31,	2020	2019
Finished goods	$ 16,584	$ 12,770
Total inventories	$ 16,584	$ 12,770

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

SmartSoda Holdings, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its beverage products.

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Cost of sales

Costs of goods sold include the cost of purchased product and packaging and supplies

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $186,015 and $39,022, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020,

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other current liabilities consist of:
Direct Deposit Payable	4,722	$ 4,722
Payroll Liabilities	14,474	10,684
Total other current liabilities	$ 19,197	$ 15,407

4.CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 250,000,000, shares of our common stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019, 21,280,585 and 20,429,000 shares of common stock are issued and are outstanding, respectively.

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Preferred Stock

We have authorized the issuance of 5,000,000, shares of our preferred stock with par value of $0.0001. As of December 31, 2019, no preferred shares have been issued, and none are outstanding. As of December 31, 2020, 400,000 preferred shares have been issued and are outstanding.

5.DEBT

The Company has no debt as of December 31, 2019. The following is the breakout of notes payable as of December 31, 2020:

					For the Year Ended December 2020
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 25,675	6.00%	Fiscal year 2018	2022	$ -	$ -	$ -	$ 25,675	$ 25,675
EDIL Loan	$ 138,600	3.75%	Fiscal year 2020	2050	-	-	-	138,600	138,600

Total					$ -	$ -	$ -	$ 164,275	$ 164,275

The PPP loan is subject to forgiveness.

The following is a table of future maturities:

As of Year Ended December 31, 2020
2021	$ -
2022	26,385
2023	710
2024	710
2025	710
Thereafter	135,760
Total	$ 164,275

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

6.INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Current Tax Provision:
Federal	$ -	$ -
State	-	-
Total	$ -	$ -

Deferred Tax Provision:
Federal	$ (42,374)	$ 2,403
State	-	-
Total	$ (42,374)	$ 2,403
Valuation Allowance	39,971	-
Total provision for income taxes	$ (2,403)	$ 2,403

Significant components of the Company’s permanent book to tax differences at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019

Meals	$ -	$ 1,352
Total permanent differences	$ -	$ 1,352

The following is a breakout of deferred taxes:

As of Year Ended December 31,	2020	2019
Operating Accruals	$ -	$ (30,054)
Property	-	(1,026)
Net operating loss	68,647	28,676
Valuation allowance	(68,647)
Net deferred tax asset (liability)	$ -	$ (2,403)

The following is the reconciliation of statutory to effective tax rate for fiscal year ended December 31, 2020 and December 31, 2019:

As of Year Ended December 31,	2020	%	2019	%

Income tax at federal statutory rate	$ (39,971)	21%	$ 2,119	21%
State taxes, net of federal benefit	-	0%	-	0%
Permanent Difference - meals	-	0%	284	3%
Operating Accruals	-	0%	(30,054)	-298%
Property	-	0%	(1,026)	-10%
Net operating loss	42,374	-22%	31,080	308%
Income tax provision (benefit)	$ 2,403	-1%	$ 2,403	24%

SMARTSODA HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR YEARS ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions. The Company has approximately $180,000 in NOL carryforwards, which have been fully reserved with a valuation allowance.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

7.RELATED PARTY

There are currently no related party transactions

8.COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2020 and December 31, 2019.

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

9.SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2021, the date the financial statements were available to be issued.

The company will continue to raise money through its Crowfunding (“Reg CF”) campaign on StartEngine, LLC. The Company desires to raise $1,050,000 by offering 2,100,000. The shares are being sold at a purchase price of $0.50 per share. After the year end, the Company issued 2,250,550 shares of common stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.